Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No:  333-166225
July 9, 2010

Customers 1st Bank SM
99 Bridge Street
Phoenixville, PA 19460

Contacts:
Jay Sidhu, Chairman & CEO 610-301-6476
Richard Ehst, President & COO 484-855-0043
Tom Brugger, EVP & CFO 484-359-7113

Customers 1st Bank SM Acquires USA Bank of Port Chester, NY

Phoenixville, PA, July 9, 2010 - Customers 1st Bank announced today that it has entered into a Purchase & Assumption Agreement with the Federal Deposit Insurance Corporation (FDIC) to acquire all of the deposits and assets of USA Bank, a full-service bank headquartered in Port Chester, New York.  USA Bank offers traditional banking services to businesses and consumers in Port Chester, New York and Greenwich, Connecticut market areas.

USA Bank will be open for business on Saturday, July 10th, 2010 as a division of Customers 1st Bank.  USA Bank will be led by Jim Collins, Division President & COO.  “Depositors of USA Bank will continue to be insured by the FDIC under normal guidelines.  There will not be any interruptions in customer service.  All customers of USA Bank can access their money by writing checks or using ATM or debit cards.  Checks drawn on the bank will continue to be processed.   Loan customers should continue to make their payments as usual,” according to Jim Collins.

The New York State Banking Commissioner turned over the USA Bank to the FDIC earlier this evening.  The FDIC and Customers 1st Bank entered into a loss-share transaction on USA Bank’s assets.

As a result of the acquisition, Customers 1st Bank will acquire deposits of the failed institution which totaled approximately $190 million as of March 31, 2010.  In addition to assuming all of the deposits, Customers 1st Bank agreed to purchase all of the failed bank’s assets. USA Bank had approximately $193 million in total assets as of March 31, 2010.

“With the acquisition, USA Bank becomes part of a safe, secure and successful bank.  The past year has been exceptional for Customers 1st Bank,” said Jay Sidhu, Chairman and Chief Executive Officer of Customers 1st Bank.  “We assembled a very experienced management team, developed a strategy to take advantage of the void created by the banking crisis and started executing on that strategy.  Over the last few months, we tripled the bank’s assets to more than $800 million, increasing both deposits and loans, and raised about $70 million in new capital. Over the next few years, we hope to become a multi-billion dollar asset community bank by focusing on providing exceptional value, service and convenience to all our customers,” Sidhu continued.  Earlier in the second quarter, Customers 1st Bank announced its plans to open four new banking offices in Berks and Bucks Counties of Pennsylvania.

“Our success in large part is due to our philosophy that touches every area of our organization:  putting the needs of our customers first,” said Richard A. Ehst, President and Chief Operating Officer of Customers 1st Bank.  “The acquisition provides USA Bank customers an entirely new way of banking featuring a sophisticated level of high tech, high touch banking convenience and customized service.  This includes unrivaled benefits such as ‘appointment and concierge banking’ available 12 hours a day/7 days a week, individualized financial packages, advanced online banking tools including opening accounts on-line, and direct access to senior management”  Ehst continued.

According to Ehst, USA Bank will consistently do five things for its customers:  protect their money, figure out how to make them more money, save them time, save them money and lend them money.  “We intend to build the Bank in the Port Chester and Greenwich markets,” Ehst concluded.

About Customers 1st Bank

Customers 1st Bank SM is the trade name and service mark of New Century Bank.  New Century Bank is a state-chartered, full-service bank headquartered in Phoenixville, Pennsylvania.  The Bank is a member of the Federal Reserve System and is insured by the Federal Deposit Insurance Corporation (FDIC).  With assets of more than $800 million, Customers 1st Bank provides a full range of banking services to small and medium-sized businesses, professionals, individuals and families through branch locations in Pennsylvania and New York. Customers 1st Bank is focused on serving its targeted markets with a growth strategy that includes strategically placed branches throughout its market area and continually expanding its portfolio of loans to small businesses and consumers.

The Bank has filed a registration statement on Form S-1 (File no. 333-166225) with the U.S. Securities and Exchange Commission ("SEC") which includes a prospectus for the offer and sale of securities of Customers 1st Bancorp, Inc. ("Customers 1st") to shareholders of the Bank in connection with a proposed reorganization of the Bank to a bank holding company structure (the "proposed transaction"), as well as a proxy statement of the Bank for the solicitation of proxies from the Bank's shareholders for use at the Bank's 2010 annual meeting.  The combined prospectus and proxy statement, together with other documents filed by Customers 1st with the SEC, will contain important information about Customers 1st, the Bank and the proposed transaction.  We urge investors and Bank shareholders to read carefully the combined prospectus and proxy statement and other documents filed with the SEC, including any amendments or supplements also filed with the SEC.  Bank shareholders in particular should read the combined prospectus and proxy statement carefully before making a decision concerning the proposed transaction. Investors and shareholders may obtain a free copy of the combined prospectus and proxy statement at the SEC's website at http://www.sec.gov.  Copies of the combined prospectus and proxy statement can also be obtained free of charge by directing a request to New Century Bank, Corporate Secretary, 99 Bridge Street, Phoenixville, PA 19460, or calling (484) 923-2164.

Customers 1st, the Bank, and certain of their directors and executive officers may, under the rules of the SEC, be deemed to be "participants" in the solicitation of proxies from shareholders in connection with the proposed transaction.  Information concerning the interests of directors and executive officers is set forth in the combined prospectus and proxy statement relating to the proposed transaction.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction. No offer of securities shall be made except by means of a prospectus satisfying the requirements of Section 10 of the Securities Act of 1933, as amended.

“Safe Harbor” Statement

In addition to historical information, this information may contain “forward-looking statements” which are made in good faith by Customers 1st Bank (“the Bank”), pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements include statements with respect to the Bank’s strategies, goals, beliefs, expectations, estimates, intentions, financial condition, results of operations, future performance and business.  Statements preceded by, followed by or that include the words “may,” “could,” “should,” “pro forma,” “looking forward,” “would,”  “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” or similar expressions generally indicate a forward-looking statement.  These forward-looking statements involve risks and uncertainties that are subject to change based on various important factors (some of which, in whole or in part, are beyond the Bank’s control).  Numerous competitive, economic, regulatory, legal and technological factors, among others, could cause the Bank’s financial performance to differ materially from the goals, plans, objectives, intentions and expectations expressed in such forward-looking statements.  The Bank cautions that the foregoing factors are not exclusive, and neither such factors nor any such forward-looking statement takes into account the impact that any future acquisition may have on the Bank and any such forward-looking statement.  The Bank does not undertake to update any forward-looking statement whether written or oral, that may be made from time to time by or on behalf of the Bank.